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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-36365

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allstate Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2920 South 84th Street
(No. and Street)

Lincoln	NE	68506
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth Priess 847-402-6666
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

111 S. Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Kenneth Priess ______, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allstate Financial Services, LLC ______, as of December 31 ______, 2015_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______

______

______

Signature

Financial & Operations Principal

Title

Notary Public


MIGUEL SAUCEDO
OFFICIAL SEAL
Notary Public - State of Illinois
My Commission Expires
November 04, 2016

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Allstate Financial Services, LLC

(SEC I.D. No. 8-36365)

Financial Statement and
Supplemental Schedules as of and
for the Year Ended December 31, 2015 and Report of
Independent Registered Public Accounting Firm

File pursuant to Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934 as a **PUBLIC** Document.

ALLSTATE FINANCIAL SERVICES, LLC

TABLE OF CONTENTS



Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Allstate Financial Services, LLC
Lincoln, Nebraska

We have audited the accompanying statement of financial condition of Allstate Financial Services, LLC (the "Company") as of December 31, 2015, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial statement presents fairly, in all material respects, the financial position of Allstate Financial Services, LLC as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 26, 2016

ALLSTATE FINANCIAL SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015

ASSETS	
INVESTMENTS	
Fixed income securities at fair value (amortized cost $14,958,798)	$ 14,919,668
Short-term investments at fair value (amoritized cost $2,500,000)	2,500,000
Total investments	17,419,668
Cash and cash equivalents	6,095,169
Commissions receivable (net of allowance of $5,002)	2,932,708
Deferred income taxes	458,847
Other assets	1,662,469
Total assets	$ 28,568,861
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES:	
Commissions payable	$ 3,095,818
Payable to affiliates	6,470,545
Accounts payable and accrued expenses	343,302
Income taxes payable to affiliate	735,273
Total liabilities	10,644,938
MEMBER'S EQUITY	17,923,923
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 28,568,861

See notes to financial statements.

1. GENERAL

Basis of presentation - The accompanying financial statement includes the accounts of Allstate Financial Services, LLC (the "Company"), a limited liability company wholly owned by Allstate Insurance Company ("Allstate"), a wholly owned subsidiary of Allstate Insurance Holdings ("Allstate Holdings"), a wholly owned subsidiary of The Allstate Corporation (the "Corporation"). This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statement and accompanying notes. Actual results could differ from those estimates.

Nature of operations - The Company, a Delaware limited liability company, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company sells mutual funds and variable annuities issued by unaffiliated providers, variable life contracts issued by affiliated and unaffiliated insurers, and accepts additional deposits on deferred annuity contracts issued by affiliated insurers. These products are sold by independent and exclusive insurance agents registered with the Company and affiliated with Allstate Life Insurance Company ("Allstate Agents"). Allstate Agents are authorized to sell products issued by affiliated and unaffiliated providers in all 50 states and the District of Columbia. The Company derives revenue from commission income and pays commissions to these Allstate Agents and incurs other expenses associated with Company operations.

Subsequent events – Subsequent events were evaluated through February 26, 2016, the date the financial statement was issued.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investments – Fixed income securities include bonds and are carried at fair value. Short-term investments consist of commercial paper and are carried at fair value.

Cash and cash equivalents - Cash equivalents include highly liquid investments with original maturities of less than ninety days.

Commission refunds – The Company recognizes an allowance for uncollectible commission receivables due from the product providers and reports the amount net with commission receivables on the Statement of Financial Condition. The allowances totaled $5,002 as of December 31, 2015.

The Company also recognizes an accrued liability for its obligation to return the commissions to the product issuer for commissions that have been received. For variable life contracts, annualized commission revenues receivable from contracts issued by affiliated and unaffiliated providers and annualized commission expenses payable to the Allstate Agents are recognized on the effective date of the contracts. Upon cancellation of a variable life contract in the first year, the Company must refund a pro-rata portion of the annualized commission revenue received to the providers. The commission refund is not predicated on the commission expense paid to the Allstate Agent being recovered. The Company estimates exposure to policy cancelations based on historical variable life persistency rates, agent compensation rates and agent termination rates. As of December 31, 2015, $30,268 is reported in accounts payable and accrued expenses in the Statement of Financial Condition.

Commission refunds are due from Allstate Agents on deferred and variable annuity and variable life contracts that are canceled or unsettled. As of December 31, 2015, these commission refunds receivable totaled $428,675 and are included as a component of other assets on the Statement of Financial Condition. The Company records a provision for uncollectible commission refunds receivable from Allstate Agents based on the contractual relationship between the agent and the Company, historical recovery rates and the period of time that the amount has been due. The provision for uncollectible commission refunds receivable from Allstate Agents as of December 31, 2015 was $190,799 and is reported in other assets on the Statement of Financial Condition.

Income taxes - The income tax provision is calculated under the liability method. Deferred tax assets and liabilities are recorded based upon the difference between the financial statement and tax bases of assets and liabilities at the enacted tax rates. The principal asset giving rise to such differences is accrued compensation.

3. FAIR VALUE OF ASSETS AND LIABILITIES

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The hierarchy for inputs used in determining fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Assets and liabilities recorded on the Statement of Financial Condition at fair value are categorized in the fair value hierarchy based on the observability of inputs to the valuation techniques as follows:

Level 1: Assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company can access.

Level 2: Assets and liabilities whose values are based on the following:

(a) Quoted prices for similar assets or liabilities in active markets;

(b) Quoted prices for identical or similar assets or liabilities in markets that are not active; or

(c) Valuation models whose inputs are observable, directly or indirectly, for substantially the full term of the asset or liability.

Level 3: Assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Unobservable inputs reflect the Company's estimates of the assumptions that market participants would use in valuing the assets and liabilities.

The availability of observable inputs varies by instrument. In situations where fair value is based on internally developed pricing models or inputs that are unobservable in the market, the determination of fair value requires more judgment. The degree of judgment exercised by the Company in determining fair value would typically be greatest for instruments categorized in Level 3. In many instances, valuation inputs used to measure fair value fall into different levels of the fair value hierarchy. The category level in the fair value hierarchy is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company uses prices and inputs that are current as of the measurement date, including during periods of market disruption. In periods of market disruption, the ability to observe prices and inputs may be reduced for many instruments. The Company had no investments categorized as Level 3 as of December 31, 2015.

The Company is responsible for the determination of fair value and the supporting assumptions and methodologies. The Company gains assurance that assets and liabilities are appropriately valued through the execution of various processes and controls designed to ensure the overall reasonableness and consistent application of valuation methodologies, including inputs and assumptions, and compliance with accounting standards. For fair values received from third parties or internally estimated, the Company's processes and controls are designed to ensure that the valuation methodologies are appropriate and

consistently applied, the inputs and assumptions are reasonable and consistent with the objective of determining fair value, and the fair values are accurately recorded. For example, on a continuing basis, the Company assesses the reasonableness of individual fair values that have stale security prices or that exceed certain thresholds as compared to previous fair values received from valuation service providers or brokers or derived from internal models. The Company performs procedures to understand and assess the methodologies, processes and controls of valuation service providers. In addition, the Company may validate the reasonableness of fair values by comparing information obtained from valuation service providers or brokers to other third party valuation sources for selected securities. The Company performs ongoing price validation procedures such as back-testing of actual sales, which corroborate the various inputs used in internal models to market observable data. When fair value determinations are expected to be more variable, the Company validates them through reviews by members of management who have relevant expertise and who are independent of those charged with executing investment transactions.

In determining fair value, the Company used the market approach which generally utilizes market transaction data for the same or similar instruments for both its Level 1 and Level 2 valuation.

Summary of significant valuation techniques for assets measured at fair value on a recurring basis

Level 1 measurements

- Fixed income securities: Comprise certain U.S. Treasuries. Valuation is based on unadjusted quoted prices for identical assets in active markets that the Company can access.

Level 2 measurements

- Short-term: The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads.

The Company held $14,919,668 of U.S. government fixed income securities, all of which were classified as Level 1, and $2,500,000 of commercial paper short-term investments, which were classified as Level 2, as of December 31, 2015. There were no transfers between Level 1 and Level 2 in 2015.

The fair value of all other assets and liabilities approximates their carrying value as they are short-term in nature.

4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Alternative Standard promulgated under the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, as defined under the Rule, equivalent to the greater of $250,000 or 2% of aggregate customer debits, as defined under the Rule.

As of December 31, 2015, the Company had net capital, as defined under the Rule, of $15,131,934, which was $14,881,934 in excess of required net capital of $250,000. The Company did not have any aggregate customer debits, as defined under the Rule.

The Company has a capital support agreement with Allstate. As long as the Company is a wholly-owned subsidiary, Allstate shall make cash payments to the Company as necessary to enable the Company to maintain net capital of at least $10 million at all times in order to have sufficient cash for operating needs and to pay contractual obligations as they become due.

5. INCOME TAXES

As a limited liability company, the Company's 2015 income will be reported on Allstate's income tax return as the Company's sole member. Allstate will join the Corporation and its other eligible domestic subsidiaries (the "Allstate Group") in the filing of a consolidated federal income tax return and is a party to a federal income tax allocation agreement (the "Tax Sharing Agreement"). Under the Tax Sharing Agreement, the Company will settle or receive its share of Allstate's 2015 tax liability or benefit, respectively, with Allstate. Effectively, this results in the Company's annual income tax liability being computed, with adjustments, as if the Company filed a separate return.

The Internal Revenue Service ("IRS") is currently examining the Allstate Group's 2013 and 2014 federal income tax returns. The IRS completed the audit of the Allstate Group's 2011 and 2012 federal income tax returns and issued a final Revenue Agent's Report on June 10, 2015. The Allstate Group's tax years prior to 2011 have been examined by the IRS and the statute of limitations has expired on those years. Any adjustments that may result from IRS examinations of tax returns are not expected to have a material effect on the results of operations, cash flows or financial position of the Company.

The Company had no liability for unrecognized tax benefits as of December 31, 2015. The Company believes that it is reasonably possible that the liability balance will not significantly increase within the next twelve months. No amounts have been accrued for interest or penalties related to unrecognized tax benefits.

The components of the deferred income tax assets as of December 31, 2015 are as follows:

Accrued commissions	$	432,621
Commission refunds		12,345
Other assets		13,881
Total deferred tax assets	$	458,847

Although realization is not assured, management believes it is more likely than not that the deferred tax assets will be realized based on the assumption that certain levels of income will be achieved in the consolidated tax return.

6. RELATED-PARTY TRANSACTIONS

Allstate and its affiliates including the Company provide services and pay certain expenses on behalf of each other, including commissions, salaries and employee benefits, and general and administrative expenses. The Company reimburses Allstate and its affiliates on a monthly basis. As of December 31, 2015, $6,229,676 is payable for these expenses and is included as a component of payable to affiliates on the Statement of Financial Condition.

The Company receives commission income on the sale of deferred and variable annuity and variable life contracts from Allstate Life Insurance Company and Allstate Life Insurance Company of New York. As of December 31, 2015, $642,841 is receivable and is included as a component of commission's receivable on the Statement of Financial Condition.

Certain other corporate services and administrative costs are provided by the Corporation and its subsidiaries to the Company through the Corporation's expense allocation process and reimbursed on a monthly basis. As of December 31, 2015, $240,869, is payable for these expenses and is included as a component of payable to affiliates on the Statement of Financial Condition.

7. COMMITMENTS AND CONTINGENT LIABILITIES

The Company's agreement with its clearing broker contains a clause that indemnifies the clearing broker from losses on transactions in which the customer fails to satisfy its terms. The Company's liability under these agreements is not determinable until such transactions occur. Upon occurrence, these transactions are settled immediately. As a result, no contingent liability is accrued for these transactions. Historically, the company has not made material payments pursuant to this obligation.

From time to time, the Company may self-report to FINRA, as appropriate under FINRA rules, when the Company reasonably determines that it may have violated certain types of laws, rules, regulations, or standards of conduct of FINRA or certain other regulatory bodies. When self-reporting, it is possible the Company may be subject to subsequent remedial action, fines or other disciplinary action by FINRA, the outcome of which is uncertain. Actions by FINRA are not expected to be material to the Statement of Financial Condition.

A FINRA arbitration was filed on October 5, 2015 by parties who allegedly purchased worthless investments in various entities from a former Allstate Exclusive Agent. Claimants are seeking approximately $4 million in damages, interest, attorneys' fees and costs and treble damages under the Pennsylvania's consumer protection statute. In the Company's judgment, a loss is not probable.

* * * * * *

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Allstate Financial Services, LLC
Lincoln, Nebraska

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Allstate Financial Services, LLC (the "Company") identified the following provisions of 17 C.F.R. § 204.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 26, 2016

ALLSTATE FINANCIAL SERVICES, LLC
Exemption Report
DECEMBER 31, 2015

Allstate Financial Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(ii) throughout the year ended December 31, 2015 without exception.

Allstate Financial Services, LLC

I, Wilford J. Kavanaugh, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: 

Title: Chairman of the Board, President and Chief Executive Officer

February 26, 2016

Deloitte.

SEC
Mail Processing
Section
FEB 29 2016
Washington DC
404

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
Allstate Financial Services, LLC
Lincoln Nebraska

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Allstate Financial Services, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the Company's disbursement records from US Bank, noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amount reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related FOCUS Part IIA schedules and working papers prepared by the Company supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than the specified parties.

Deloitte & Touche LLP

February 26, 2016

ALLSTATE FINANCIAL SERVICES, LLC

SCHEDULE OF ASSESSMENTS AND PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION FOR THE YEAR DECEMBER 31, 2015

ASSESSMENT PER FORM SIPC-7	$	866
LESS PAYMENTS:		
PAYMENT DATED JULY 28, 2015*		(456)
PAYMENT DATED FEBRUARY 26, 2016*		(410)
TOTAL PAYMENTS		(866)
AMOUNT DUE	$	-

*Payments wired to the Securities Investor Protection Corporation as collection agent

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

For the fiscal year ended **12/31/2015**

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

19*19*******2668*********************MIXED AADC 220
036365 FINRA DEC
ALLSTATE FINANCIAL SERVICES LLC
PO BOX 83271
LINCOLN NE 68501-3271

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Marian Goll 847-402-3831

2. A. General Assessment (item 2e from page 2) $ 866

B. Less payment made with SIPC-6 filed (**exclude interest**) (456)

7/28/15
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 410

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 410

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Allstate Financial Services LLC
(Name of Corporation, Partnership or other organization)

Kenneth P. Priess
(Authorized Signature)

Dated the 26th day of February, 20 16.

Financial & Operations Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 80,156,638
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	76,413,323
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Dollar for dollar reimbursement with affiliate (Deductions in excess of $100,000 require documentation)	3,388,389
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 8,588	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	8,588
Total deductions	79,810,300
2d. SIPC Net Operating Revenues	$ 346,338
2e. General Assessment @ .0025	$ 866

(to page 1, line 2.A.)